Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
August 5, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Commodity Strategy ETF (previously filed as “VanEck Commodities and Bitcoin Strategy ETF”) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2022. We note that, as we discussed on June 22, 2022, Van Eck has decided to rename the Fund “VanEck Commodity Strategy ETF” and the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments, as such term is defined in the Prospectus.

The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the meanings attributed to such terms in the Registration Statement, unless otherwise noted.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.
Due to the novel nature of the Fund, please be prepared to delay scheduled effectiveness of the Fund’s Registration Statement until all questions and issues raised by the Staff are resolved and please provide your responses to the Staff’s comments by filing a correspondence on EDGAR at least ten business days in advance of the date the Fund seeks for its Registration Statement to go effective. Please also notify the Staff examiner by email and include a blacklined copy showing changes from the initial filing of the Registration Statement.

Response 1.
We respectfully acknowledge your comment and will comply with your request to provide responses to the Staff’s comments at least ten business days in advance of the effectiveness of the Fund’s Registration Statement. We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments, as such term is defined in the Prospectus.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.
With respect to the “Summary Information—Annual Fund Operating Expenses” section, please (1) supplementally provide the completed fee table and expense example for the Staff’s review; and (2) confirm any fees charged for the purchase and redemptions of creation units are excluded from the “Fund Fees and Expenses” table and expense examples.

Response 3.
The “Fund Fees and Expenses” table and expense example information for the Fund is attached hereto as Exhibit A. We further supplementally confirm that any fees charged for the purchase and redemption of creation units are excluded from the “Fund Fees and Expenses” table and expense example.

Comment 4.
With respect to Footnote (c) to the Annual Fund Operating Expenses table under the “Summary Information—Fund Fees and Expenses” section, please confirm (i) through what date the management fee waiver is effective and (ii) the extent to which any amounts waived are subject to recoupment. Please also confirm that the fee waiver is in writing as it is included in the Annual Fund Operating Expenses table.

Response 4.
We hereby confirm that the Fund has a unitary management fee pursuant to which the Adviser is responsible for all expenses of the Fund, including the costs of transfer agency, custody, fund administration, legal, audit and other services, except for the fee payment under the Investment Management Agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses.

Comment 5.
With respect to the “Summary Information—Principal Investment Strategies” section, the Staff believes that the bitcoin-based underlying investments for ETFs should trade only on U.S.-regulated exchanges such as CME-traded Bitcoin Futures. Such investments may also include U.S.-registered funds or ETFs that invest in CME-traded Bitcoin Futures. Private funds like Greyscale Bitcoin Trust and non-U.S. ETFs like the Canadian bitcoin ETFs would not meet these standards. Please revise this disclosure and throughout the Registration Statement accordingly (e.g., removing references to co-investment vehicles and ETPs).

Response 5.
We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments, as such term is defined in the Prospectus. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 6.
With respect to the “Summary Information—Principal Investment Strategies” section, please describe in further detail how the Fund will typically allocate its investments between Commodity Instruments and Bitcoin Instruments, including the maximum anticipated allocation percentages or ranges of allocations, target exposures and the investment criteria considered in making such investments. Please also provide more specificity and detail in describing the rules-based allocation Model so that an investor can reasonably determine the investments that may be expected.

Response 6.
We note that the Fund’s principal investment strategies have been updated to (a) remove references to a “rules-based allocation Model” and to investments in Bitcoin Instruments and (b) further describe the general factors considered by the portfolio managers to inform their investment decisions. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 7.
With respect to the first paragraph under the “Summary Information—Principal Investment Strategies” section, please separately define “Commodity Instruments” and “Bitcoin Instruments” to clarify the definitions. If applicable, please also make clear that “commodity” as defined and used here excludes bitcoin.

Response 7.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 8.
With respect to the bolded last sentence of the first paragraph under the “Summary Information—Principal Investment Strategies” section, please supplementally explain what the Fund considers to be indirect investments in bitcoin.

Response 8.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 9.
With respect to the first sentence of the third paragraph under the “Summary Information—Principal Investment Strategies” section, please supplementally provide a description of the Fund’s rules-based asset allocation model (the “Model”). The manner in which the disclosure refers to the Model suggests it is quite similar to, if not the same as, a bespoke index. Please confirm that the Model is not in fact a bespoke index and that the Fund will not operate as an index fund.

Response 9.
We note that the Fund’s principal investment strategies have been updated to (a) remove references to the rules-based allocational Model and to investments in Bitcoin Instruments and (b) further describe the general factors considered by the portfolio managers in making investment decisions. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 10.
With respect to the third sentence in the third paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify in plain English what is meant by the phrase “generate allocation signals.”

Response 10.	We note that the Fund’s principal investment strategies have been updated as set forth in Response 6. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 11.
With respect to the fifth sentence in the third paragraph under the “Summary Information—Principal Investment Strategies” section, please note that if the Model’s evolution results in material changes to the Fund’s strategies or investments, the Fund will need to make the required regulatory filing.

Response 11.	We note that the Fund’s principal investment strategies have been updated as set forth in Response 6. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 12.	With respect to the last sentence in the third paragraph under the “Summary Information—Principal Investment Strategies” section, please explain how the Adviser’s “sole discretion” is consistent with the Adviser following a rules-based asset allocation model.

Response 12.	We note that the Fund’s principal investment strategies have been updated as set forth in Response 6. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 13.	With respect to the last sentence in the third paragraph under the “Summary Information—Principal Investment Strategies” section, please consider explaining the phrase “economic exposure” in plain English, or use a different term, because the term is typically used in the context of foreign exchange exposure. Please also explain how the name of the Fund is not misleading when the Fund may potentially not hold commodities or bitcoin, both of which are in the Fund’s name, at any given time.

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. With respect to the second part of the comment, we believe that the use of the word “Strategy” in the Fund’s name together with the disclosure in the Prospectus appropriately describe the exposure of the Fund and therefore the Fund’s name is not misleading. We also note that the Fund’s name has been revised to remove “Bitcoin.”

Comment 14.	With respect to the last sentence in the third paragraph under the “Summary Information—Principal Investment Strategies” section, please replace “Commodity” and “Bitcoin” with defined terms.

Response 14.	The disclosure has been revised to reflect the Fund’s updated principal investment strategies.

Comment 15.	With respect to the fifth paragraph under the “Summary Information—Principal Investment Strategies” section, please discuss in the “Summary Information” section the impact of high margins on Bitcoin Futures and their influence on the Fund’s ability to achieve its target exposure.

Response 15.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 16.	With respect to the fifth paragraph under the “Summary Information—Principal Investment Strategies” section, please discuss in the “Summary Information” section the impact of the CME’s position limits and accountability levels for Bitcoin Futures on the Fund’s ability to meet the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) and its rules given the inability of ETFs to close creation to new investors should the Fund approach those limits.

Response 16.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 17.	With respect to the fifth paragraph under the “Summary Information—Principal Investment Strategies” section, please discuss in the “Summary Information” section any unique contango or rollover risks for Bitcoin Futures and tailor the Fund’s principal risk disclosure on futures to cover Bitcoin Futures in particular.

Response 17.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 18.	Please confirm whether the Fund plans to take on leverage through futures investing or otherwise.

Response 18.
We hereby confirm that while the derivatives in which the Fund will invest generally will involve a degree of economic leverage, the Fund generally will seek investment exposure directly and through the Subsidiary of around 100% of the value of the net assets of the Fund and will not seek to obtain leveraged investment exposure.

Comment 19.	Please disclose in the “Summary Information” section the potential differences between the returns based on the prices of bitcoin relative and the prices of Bitcoin Futures (e.g., due to divergence in prices or potential costs associated with futures investing).

Response 19.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 20.	Please supplementally explain the anticipated impact of the events of May 19, 2021 and September 7, 2021 on the Fund if the Fund had been operating.

Response 20.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 21.	Please include disclosure explaining the Fund’s strategy with respect to the rollover of Bitcoin Futures, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll Bitcoin Futures. If the Fund is unable to provide this disclosure, please explain why.

Response 21.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 22.	Please supplementally discuss the Fund’s anticipated liquidity classification of Bitcoin Futures pursuant to the Liquidity Rule and the rationale for that classification.

Response 22.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 23.	Please supplementally discuss the Fund’s plans for liquidity management generally, including during both normal and reasonably foreseeable stressed conditions.

Response 23.	The Adviser anticipates normally maintaining a majority of the Fund’s assets in Cash and Fixed Income Investments that are available for liquidity purposes. In addition, while bid/offer spreads and volatility tend to widen and increase in stressed conditions, there is typically more volume and liquidity during such periods as well.

Comment 24.	Please supplementally discuss whether there are potential capacity constraints in the Bitcoin Futures market that would limit the size of the Fund’s exposure to Bitcoin Futures and how the Fund will monitor market capacity as new participants enter the market.

Response 24.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 25.	Given the inability of ETFs to close to new investors, please supplementally discuss how the Fund will manage liquidity pressures should the Fund become so large as to require more liquidity to meet potential redemptions than the market can provide.

Response 25.	We note that position limits and market liquidity may prevent the Fund from obtaining additional exposure to commodity futures contracts should the Fund get too large, position limits become lower, or market liquidity deteriorates. In such cases, Fund assets not allocated to serve as margin, will be invested in Cash and Fixed Income Investments and will be readily available to meet potential redemptions. We further note that such a scenario is less likely to occur given the removal of investments in Bitcoin Instruments from the Fund’s updated principal investment strategies.

Comment 26.	Please supplementally provide an overview of the key elements of the Fund’s derivatives risk management program. Please confirm whether the Fund will use an absolute or a relative “value at risk” (“VaR”) test. If it is a relative VaR test, please provide the index.

Response 26.
The Fund will comply with the SEC and Staff guidance with respect to its investments in futures contracts and other relevant investments. The Trust has adopted a derivatives risk management program designed to comply with Rule 18f-4, which will apply to the Fund upon its commencement of operations. The Fund’s derivative risk manager will assess whether a designated reference portfolio may provide an appropriate reference portfolio for the Fund, and the Fund therefore respectfully declines to name an index at this time.

Comment 27.	Please supplementally discuss how the Fund would value its Bitcoin Futures holdings if the CME halted the trading of Bitcoin Futures due to price limits or otherwise.

Response 27.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 28.	Please discuss the impact of capacity limits imposed by a futures commission merchant (“FCM”) on the Fund’s ability to achieve its target investments in Bitcoin Futures.

Response 28.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 29.	Please supplementally identify any FCM that the Fund is currently expected to engage with, if any.

Response 29.	We are currently reviewing potential FCM's for the Fund.

Comment 30.	Please supplementally indicate when the Fund expects to launch.

Response 30.	We supplementally submit that the Fund is currently expected to commence listing and trading towards the end of August 2022, which is subject to change.

Comment 31.	With respect to the first sentence in the sixth paragraph under the “Summary Information—Principal Investment Strategies” section, please provide a brief disclosure regarding Commodity Instruments, similar to what is provided for “Bitcoin Futures” and the “Cash and Fixed Income Investments.”

Response 31.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We supplementally submit that the commodity futures contracts in which the Fund expects to invest include standardized futures contracts traded on commodity exchanges from one or more commodity sectors. Currently, contracts listed on Chicago Board of Trade (the “CBOT”), Chicago Mercantile Exchange (the “CME”), Commodity Exchange (the “COMEX”), ICE Futures Europe, ICE Futures U.S., London Metals Exchange (the “LME”), and New York Mercantile Exchange (the “NYMEX”) may be considered for investment by the Fund. The Fund may invest in other futures contracts in the future.

Comment 32.	With respect to the sixth paragraph under the “Summary Information—Principal Investment Strategies” section, please add corresponding principal risk disclosures regarding money market funds, agency mortgage-backed securities, municipal debt securities and debt issues by foreign governments, supranational entities or corporations.

Response 32.	The disclosure has been revised accordingly.

Comment 33.	For the purposes of the following four comments regarding the Subsidiary, please note that “the Subsidiary” when referenced includes any subsidiary of the Subsidiary.

Response 33.	We respectfully acknowledge your comment.

Comment 34.	With respect to the seventh paragraph under the “Summary Information—Principal Investment Strategies” section, please disclose that any investment adviser to the Subsidiary must comply with the provisions of the 1940 Act relating to investment advisory contracts (i.e., Section 15 of the 1940 Act) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

Response 34.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. Since the Subsidiary is not a registered investment company under the 1940 Act, it is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. In addition, the Fund respectfully notes that Form N-1A, Item 28(d) would not require the filing of the Subsidiary’s investment advisory contract as the Subsidiary is not a registered investment company under the 1940 Act. Furthermore, the Fund does not believe that the Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver wherein Fund investors are not charged the fees paid to the investment adviser under the Subsidiary’s investment advisory contract. Accordingly, the Fund has not included the Subsidiary’s investment advisory contracts as an exhibit to the Registration Statement.

Comment 35.	With respect to the seventh paragraph under the “Summary Information—Principal Investment Strategies” section which discusses the Subsidiary, please confirm in correspondence that (a) the Subsidiary’s management fee, including any performance fee, will be included in management fees and the Subsidiary’s expenses will be included in the “Other Expenses” line item in the Fund’s “Fund Fees and Expenses” table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (c) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response 35.
With respect to (a), we note that, pursuant to a management agreement between the Adviser and the Subsidiary, the Subsidiary does not pay the Adviser a fee for managing the Subsidiary's portfolio. The Subsidiary’s management fee and expenses will be included in the “Other Expenses” line item in the “Fund Fees and Expenses” table. In addition, there is no performance fee with respect to the Subsidiary.
With respect to (b), we hereby confirm that the Subsidiary and its board of directors will agree to designate a domestic agent for service of process, although not required by applicable law.
With respect to (c), we hereby confirm that the Subsidiary and its board of directors will agree to examination of the Subsidiary’s books and records by the Staff of the SEC.

Comment 36.	With respect to the seventh paragraph under the “Summary Information—Principal Investment Strategies” section, which discusses the Subsidiary, please disclose the custodian for the Subsidiary.

Response 36.	The disclosure under the “Management of the Fund” section has been revised to disclose State Street Bank and Trust Company as the custodian for the Subsidiary.

Comment 37.	With respect to the seventh paragraph under the “Summary Information—Principal Investment Strategies” section which discusses the Subsidiary, please supplementally disclose whether the financial statements of the Subsidiary will be consolidated with those of the Fund and if not, please explain why not.

Response 37.	We hereby confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Comment 38.	With respect to the “Principal Risks of Investing in the Fund” section, notwithstanding the general comment previously provided, please tailor the disclosure in this section and throughout the Registration Statement to reflect permissible investments. For example, remove the Canadian ETF risk and clarify the general references to the Fund investing in pooled investment vehicles.

Response 38.	We note that that Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments, as such term is defined in the Prospectus. Accordingly, the disclosure throughout the Registration Statement has been revised to reflect the Fund’s current permissible investments.

Comment 39.	With respect to the “Risks Related to Bitcoin and Bitcoin Instruments” disclosure, please consider adding subheadings to this lengthy risk disclosure for clarity.

Response 39.	We note that that Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments, as such term is defined in the Prospectus. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 40.	With respect to the “Commodities and Commodity-Linked Instrument Tax Risk” disclosure, please add a brief additional disclosure addressing the potential consequences to shareholders of the Fund failing to qualify as a regulated investment company (“RIC”).

Response 40.	We note that the current disclosure states that “the Fund might fail to qualify as a regulated investment company (“RIC”) and/or be subject to federal income tax at the Fund level.” Accordingly, we respectfully believe that the disclosure is adequate.

Comment 41.	With respect to the “Cryptocurrency Risk” disclosure, the general instructions of Form N-1A call for disclosure that is clear, concise and tailored to a fund’s particular circumstances. As drafted currently, much of this disclosure references cryptocurrencies generally despite the Fund’s focus on Bitcoin Futures and bitcoin investments. Please review and revise as appropriate.

Response 41.	The disclosure has been revised to remove the “Cryptocurrency Risk” disclosure.

Comment 42.	With respect to the “Cryptocurrency Tax Risk” disclosure, please consider whether, per the prior comment on the Fund’s permissible bitcoin investments, this disclosure is applicable to the Fund.

Response 42.	The disclosure has been revised to remove the “Cryptocurrency Tax Risk” disclosure.

Comment 43.	With respect to the “Gap Risk” disclosure, please clarify the phrase “from one level to another.” What this means may not be clear to investors.

Response 43.	The disclosure has been revised accordingly.

Comment 44.	With respect to the “Risk of Cash Transactions” disclosure, please additionally disclose in this risk disclosure that these costs could be imposed on the ETF and thus decrease the ETF’s net asset value to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response 44.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 45.	With respect to the second sentence in the “Liquidity Risk” disclosure, please clarify what Bitcoin Instruments the Fund anticipates will be illiquid. If the answer is “none,” please advise accordingly.

Response 45.	The disclosure has been revised to remove references to “Bitcoin Instruments.”

Comment 46.	With respect to the “High Portfolio Turnover Risk” disclosure, please strike one instance of the sentence “High portfolio turnover may also result in higher taxes when Fund Shares are held in a taxable account.” as this sentence is duplicated.

Response 46.	The disclosure has been revised accordingly.

Comment 47.	With respect to the “Pooled Investment Vehicle Risk” disclosure, please delete or alternatively tailor this risk disclosure throughout to clarify that it only covers the permissible investments discussed above.

Response 47.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, the disclosure has been revised to reflect the Fund’s current permissible investments.

Comment 48.	With respect to the “Canadian ETF Risk” disclosure, please delete or alternatively tailor this risk disclosure throughout to clarify that it only covers the permissible investments discussed above.

Response 48.	The disclosure has been revised to remove the “Canadian ETF Risk” disclosure.

Comment 49.	With respect to the “Authorized Participant Concentration Risk” disclosure, please supplementally provide to the staff information about the Fund’s discussions with potential authorized participants, including the number of authorized participants or other firms that have expressed legitimate interest and/or intent to act as an authorized participant for the Fund, including information about the identity of any such potential authorized participants.

Response 49.	We supplementally submit that the Adviser has engaged in discussions with certain potential authorized participants regarding their interests in facilitating primary market activity for the Fund.

Comment 50.	With respect to the “Authorized Participant Concentration Risk” disclosure, please also outline discussions the Fund has had with authorized participants and market makers regarding their ability to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. Additionally, please confirm what instruments they will use to arbitrage. Please also confirm whether there may be any impact from the inability of broker-dealers to handle physical bitcoin.

Response 50.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments, as such term is defined in the Prospectus. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 51.
With respect to the “Authorized Participant Concentration Risk” disclosure, please confirm whether there are any unique considerations or rules from the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its investment strategy, interact with authorized participants, or otherwise impact the Fund’s operations.

Response 51.	We hereby confirm that the Fund does not currently expect that there will be any unique considerations or rules specific to the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its investment strategies, impact authorized participants, or otherwise impact the Fund’s operations.

Comment 52.	With respect to the second sentence in the “Authorized Participant Concentration Risk” disclosure, please add that this can be reflected as a spread between the bid-ask prices for the Fund quoted during the day.

Response 52.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 53.	With respect to the last sentence in the “Absence of Prior Active Market” disclosure, please add that the “material deviation” referred to could lead to a wider bid-ask spread.

Response 53.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that this disclosure already covers the risk regarding widening bid/ask spreads.

Comment 54.	With respect to the first sentence in the “Concentration Risk” disclosure, please explain why the Fund’s disclosure references “commodities” and not “commodity futures.”

Response 54.	The disclosure has been revised accordingly.

Comment 55.	With respect to the “Performance” section, please supplementally identify the broad-based market index that the Fund intends to use.

Response 55.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the Bloomberg Commodity Index as the broad-based securities market index.

Comment 56.
With respect to the second to last sentence of the disclosure in the “Additional Information About the Fund’s Investment Strategies and Risk—Principal Investment Strategies—Mathematically Controlled Supply” section, please update this sentence: “It is estimated that more than 90% of the 21 million bitcoin will have been produced by 2022.”

Response 56.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, this disclosure has been removed.

Comment 57.	With respect to the last sentence in the third paragraph under the “Additional Information About the Fund’s Investment Strategies and Risk—Principal Investment Strategies—Regulation of Bitcoin” section, please consider updating per recent events.

Response 57.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, this disclosure has been removed.

Comment 58.	With respect to the last paragraph of the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Risk Related to Bitcoin and Bitcoin Instruments—Bitcoin Adoption Risk” section, please describe in plain English what is meant by “Directed Acyclic Graph data structures.”

Response 58.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, this disclosure has been removed.

Comment 59.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Risk Related to Bitcoin and Bitcoin Instruments—Bitcoin Scaling Risk” section, please describe in plain English what is meant by “segregated witness,” “so-called second layer solutions and “Lightning Network.”

Response 59.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, this disclosure has been removed.

Comment 60.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Risk Related to Bitcoin and Bitcoin Instruments—Stablecoin Risk” section, please explain the nexus of stablecoins’ risks to the Fund’s risks. Your disclosure indicates that the Fund “may nonetheless be exposed to the risks that stablecoins pose” and stablecoins’ “volatility has in the past apparently impacted the price of bitcoin.” Please tell us more about the relationships between bitcoin and stablecoins that led you to believe that this was a principal fund risk. Otherwise, please consider relocating.

Response 60.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, this disclosure has been removed.

Comment 61.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Risk Related to Bitcoin and Bitcoin Instruments—Insufficient Mining Reward Risk” section, please describe in plain English what is meant by “aggregate hash rate.”

Response 61.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, this disclosure has been removed.

Comment 62.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Risk Related to Bitcoin and Bitcoin Instruments—Large Scale Bitcoin Sale Risk” disclosure, please consolidate this risk into the Bitcoin “Whales” Risk noted earlier in the Prospectus.

Response 62.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, this disclosure has been removed.

Comment 63.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Counterparty” disclosure, please change the name of this risk to “Counterparty Risk.”

Response 63.	This disclosure has been revised accordingly.

Comment 64.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—High Portfolio Turnover Risk” disclosure, please strike one instance of the sentence “High portfolio turnover may also result in higher taxes when fund shares are held in a taxable account,” as this sentence is duplicated.

Response 64.	This disclosure has been revised accordingly.

Comment 65.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Risks of Investing in the Fund—Model and Data Risk” disclosure, please clarify what “Models and Data” means, and consider substituting the sentence in the Item 4 disclosure for this sentence.

Response 65.	We note that the Fund’s principal investment strategies have been updated as set forth in Response 6. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 66.	With respect to the “Lending Portfolio Securities” section, please consider addressing the following risks related to securities lending: borrower default risk, market risk on non-cash collaterals, and cash collateral reinvestment risk.

Response 66.	This disclosure has been revised to address the market risk on non-cash collaterals. We respectfully note that the disclosure already covers the other risks referenced above.

Comment 67.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Additional Non-Principal Risks—Investment Restrictions” section, please add corresponding risk disclosure regarding investing in other investment companies, if applicable.

Response 67.	We respectfully acknowledge your comment; however, we note that the Fund already has disclosure on the risks of investing in pooled investment vehicles.

Comment 68.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risk—Additional Non-Principal Risks—Investment Restrictions” section which states that “The Fund is subject to the conditions set forth in an exemptive order obtained from the SEC…,” please strike references here and throughout the Registration Statement to an order obtained from the SEC per the fact that by the time the Fund goes effective it will no longer be able to rely on that exemptive order.

Response 68.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 69.
To avoid investor confusion, please disclose at the beginning of the Statement of Additional Information (“SAI”) that the Fund will only seek bitcoin exposure through the Bitcoin Investments as defined in the Prospectus and that the discussion of other investments herein (e.g., swaps and other derivatives transactions) do not apply to the Fund’s strategy of seeking to obtain bitcoin exposure.

Response 69.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 70.	With respect to the first sentence in the tenth paragraph under the “Investment Policies and Restrictions—Futures Contracts and Options” section, please confirm the accuracy of the following sentence with regard to Bitcoin Futures: “The risk of loss in trading futures contracts or uncovered call options in some strategies (e.g., selling uncovered stock index futures contracts) is potentially unlimited.” The Staff notes that it is its understanding that high margins on Bitcoin Futures relative to other futures contracts may present a material risk to a fund (i.e., may negatively impact the Fund’s ability to achieve the Target Exposure).

Response 70.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 71.	Please strike the last sentence in the second paragraph under the “Investment Policies and Restrictions—SEC Regulatory Changes” section which states “These regulatory changes may adversely impact each Fund’s investment strategies and operations.” The Staff notes that the last sentence of the previous paragraph which states “The Investment Adviser intends to monitor developments and seek to manage the Fund in a manner consistent with achieving the Fund’s investment objective.” may be used instead.

Response 71.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 72.	With respect to the paragraph under the “Investment Policies and Restrictions—Future Developments” section, please add the that the Fund will not exercise this discretion with respect to future bitcoin developments.

Response 72.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 73.	With regards to the first sentence of Investment Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, which states “…except that the Fund may invest 25% or more of its total assets in investments that provide exposure to commodities, bitcoin and/or Bitcoin Futures…,” please change “may invest” to “will invest.”

Response 73.	We note that while the Fund’s fundamental investment restriction referenced above has been revised to remove reference to “bitcoin and/or Bitcoin Futures,” we respectfully believe the phrase “may invest” continues to be appropriate.

Comment 74.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “securities” to “investments” to track the Rule 22e-4. Please also consider disclosing what “illiquid” means for purposes of this restriction in a parenthetical within the restriction.

Response 74.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 75.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please note that a fund and its advisor may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policy. Please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 75.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 76.	With respect to the “Special Considerations and Risks—Concentration Considerations” section, please consider revising this language to be consistent with the Fund’s intended investments.

Response 76.	As noted above, for the Fund’s 485(b) filing, the Fund will be part of the combined SAI for all series of the Trust. Accordingly, except where fund-specific tailored disclosure is required by Form N-1A or the 1940 Act, or is otherwise deemed necessary for investors, the disclosure in the combined SAI is intended to reflect information regarding some or all series of the Trust and is not intended to reflect solely the Fund’s investment strategies or investments. Accordingly, we believe the current disclosure is appropriate.

Comment 77.	With respect to the “Code of Ethics” section, please confirm whether the code of ethics of each of the Trust, the Adviser and the Distributor (as defined therein) applies to transactions involving bitcoin and Bitcoin Futures and whether their employees are required to pre-clear such transactions. Please update the disclosure accordingly.

Response 77.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

Comment 78.	With respect to the “Creation and Redemption of Creation Units—Placement of Creation Orders Outside Clearing Process—Foreign Funds” section, please clarify that the SAI disclosure regarding foreign funds in creation units does not apply to the Fund’s bitcoin investments (i.e., the Fund will not invest in Canadian ETFs).

Response 78.	We note that the Fund’s principal investment strategies have been updated to remove investments in Bitcoin Instruments. Accordingly, we respectfully believe that this comment is no longer applicable.

DECLARATION OF TRUST

Comment 79.	With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 79.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 80.	With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 80.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 81.	With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 81.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 82.	Please file the advisory agreements between (1) the Fund and the Adviser, and (2) the Subsidiary and the Adviser.

Response 82.	A form of the investment management agreement between the Trust and the Adviser with respect to the Fund will be filed as an exhibit to Part C of the Trust’s Registration Statement. However, for reasons noted in Response 34, the Trust has not included the advisory agreement between the Subsidiary and the Adviser as an exhibit to the Trust’s Registration Statement.

Comment 83.	With respect to Item 28(d)(9) of Part C, please delete the reference to VanEck Ethereum Strategy ETF given that that post-effective amendment was withdrawn.

Response 83.	This disclosure has been revised accordingly.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.55%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.55%
________________________
(a) “Other Expenses” are based on estimated amounts for the current fiscal year and reflect estimated expenses at both the Fund and the Fund’s wholly-owned subsidiary (the “Subsidiary”) levels.
(b) Van Eck Absolute Return Advisers Corporation (the “Adviser”) will pay all expenses of the Fund (inclusive of any Subsidiary (as defined below) expenses), except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least May 1, 2024.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same (except that the example incorporates the fee waiver arrangement for only the first year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$56
3	$176